December 1, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing
Information with Respect to Period Covering July 1, 2023 through July 1, 2024 for the following Investment Companies (each a “Fund”):

Nuveen Senior Income Fund (811-09571)

Nuveen Real Estate Income Fund (811-10491)

Nuveen Preferred & Income Securities Fund (811-21137)

Nuveen Preferred & Income Opportunities Fund (811-21293)

Nuveen Credit Strategies Income Fund (811-21333)

Nuveen Floating Rate Income Fund (811-21494)

Nuveen Floating Rate Income Opportunity Fund (811-21579)

Nuveen S&P 500 Buy-Write Income Fund (811-21619)

Nuveen S&P 500 Dynamic Overwrite Fund (811-21809)

Nuveen Core Equity Alpha Fund (811-22003)

Nuveen Mortgage and Income Fund (811-22329)

Nuveen Taxable Municipal Income Fund (811-22391)

Nuveen Short Duration Credit Opportunities Fund (811-22518)

Nuveen Real Asset Income and Growth Fund (811-22658)

Nuveen Select Tax-Free Income Portfolio (811-06548)

Nuveen Preferred and Income Term Fund (811-22699)

Nuveen California Select Tax-Free Income Portfolio (811-06623)

Nuveen New York Select Tax-Free Income Portfolio (811-06624)

Nuveen Municipal Value Fund, Inc. (811-05120)

Nuveen California Municipal Value Fund (811-05235)

Nuveen New York Municipal Value Fund (811-05238)

Nuveen Municipal Income Fund, Inc. (811-05488)

Nuveen Select Maturities Municipal Fund (811-07056)

Nuveen Pennsylvania Quality Municipal Income Fund (811-06265)

Nuveen Arizona Quality Municipal Income Fund (811-07278)

Nuveen Massachusetts Quality Municipal Income Fund (811-07484)

Nuveen Virginia Quality Municipal Income Fund (811-07490)

Nuveen Missouri Quality Municipal Income Fund (811-07616)

Nuveen Quality Municipal Income Fund (811-09297)

Nuveen California Quality Municipal Income Fund (811-09161)

Nuveen New York Quality Municipal Income Fund (811-09135)

Nuveen New Jersey Quality Municipal Income Fund (811-09455)

Nuveen Municipal Credit Income Fund (811-10345)

Nuveen AMT-Free Municipal Credit Income Fund (811-09475)

Nuveen AMT-Free Quality Municipal Income Fund (811-21213)

Nuveen California AMT-Free Quality Municipal Income Fund (811-21212)

Nuveen New York AMT-Free Quality Municipal Income Fund (811-21211)

Nuveen Municipal High Income Opportunity Fund (811-21449)

Nuveen AMT-Free Municipal Value Fund (811-22253)

Nuveen Multi-Market Income Fund (811-05642)

Nuveen Global High Income Fund (811-22988)

Nuveen Dow 30 Dynamic Overwrite Fund (811-22970)

Nuveen NASDAQ 100 Dynamic Overwrite Fund (811-22971)

Nuveen Minnesota Quality Municipal Income Fund (811-22967)

Nuveen Municipal Credit Opportunities Fund (811-23440)

Nuveen Preferred and Income Fund (811-23198)

Nuveen Corporate Income 2023 Target Term Fund (811-23381)

Nuveen Core Plus Impact Fund (811-23627)

Nuveen Dynamic Municipal Opportunities Fund (811-23489)

Nuveen Multi-Asset Income Fund (811-23669)

Nuveen Variable Rate Preferred & Income Fund (811-23704)

Nuveen Enhanced High Yield Municipal Bond Fund (811-23445)

Nuveen Municipal Trust (811-07873)

Nuveen Multistate Trust I (811-07747)

Nuveen Multistate Trust II (811-07755)

Nuveen Multistate Trust III (811-07943)

Nuveen Multistate Trust IV (811-07751)

Nuveen Investment Trust (811-07619)

Nuveen Investment Trust II (811-08333)

Nuveen Investment Trust III (811-09037)

Nuveen Investment Trust V (811-21979)

Nuveen Managed Accounts Portfolios Trust (811-22023)

Nuveen Investment Funds, Inc. (811-05309)

NuShares ETF Trust (811-23161)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the Nuveen Funds complex of mutual funds referenced above. Please note for the Commission’s records, the following:

a.	A copy of the executed Joint Insured Fidelity Bond with a schedule of individual named insureds, for the period from July 1, 2023 through July 1, 2024 is enclosed under Exhibit 1;
b.

A copy of the resolutions from the August 10, 2023 meeting of the Board of Directors of the Nuveen Funds at which a majority of directors not considered “interested persons” approved the amount, type, form and coverage of the Fidelity Bond, and the portion of the premium to be paid by each Fund for the period from July 1, 2023 through July 1, 2024 is enclosed under Exhibit 2;

c.

A document showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Joint Insured Fidelity Bond for the period from July 1, 2023 through July 1, 2024 is enclosed under Exhibit 3;

d.	Premiums have been appropriately paid for the period from July 1, 2023 through July 1, 2024; and

e.	A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 4.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Mark J. Czarniecki

Mark J. Czarniecki

Vice President and Secretary

Enclosures